SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

B COMMUNICATIONS LTD.
 (Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes *    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

B COMMUNICATIONS LTD.

The following exhibit is attached:

99.1
Attached hereto and incorporated herein by reference are portions of a shelf prospectus published in Israel and filed by the Registrant on November 17, 2013 with the Israel Securities Authority and the Tel Aviv Stock Exchange. At this stage, no decision has been made as to the execution of any offering.

The shelf prospectus includes certain updated information regarding the Registrant and it's subsidiaries. The shelf prospectus, as attached hereto, excludes the Hebrew language portions. Securities, if offered under the shelf prospectus, will not be offered or sold in the United States or to US persons (as such term is defined in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)) absent registration under, or an applicable exemption from, the registration requirements of the Securities Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD. (Registrant)

By:	/s/ Doron Turgeman
Doron Turgeman
Chief Executive Officer

Date: November 19, 2013

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1
Attached hereto and incorporated herein by reference are portions of a shelf prospectus published in Israel and filed by the Registrant on November 17, 2013 with the Israel Securities Authority and the Tel Aviv Stock Exchange. At this stage, no decision has been made as to the execution of any offering.

The shelf prospectus includes certain updated information regarding the Registrant and it's subsidiaries. The shelf prospectus, as attached hereto, excludes the Hebrew language portions. Securities, if offered under the shelf prospectus, will not be offered or sold in the United States or to US persons (as such term is defined in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)) absent registration under, or an applicable exemption from, the registration requirements of the Securities Act.